UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*

                                Lear Corporation
                                (Name of Issuer)

                          Common Stock, Par Value $.01
                         (Title of Class of Securities)

                                    521865105
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                                 General Counsel
                  Icahn Associates Corp. & affiliated companies
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4388
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 August 31, 2007
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
                                (Amendment No. 6)

Item 1. Security and Issuer

     The Schedule 13D filed with the Securities and Exchange Commission on October 17, 2006, as previously amended (the "Initial 13D"), by the Reporting Persons with respect to the shares of Common Stock, $.01 par value (the "Shares"), issued by Lear Corporation (the "Issuer"or "Lear"), is hereby further amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

     The second paragraph of Item 6 of the Initial 13D is hereby amended and restated in its entirety to read as follows:

          The Reporting Persons may, from time to time, enter into and unwind cash-settled equity swap or other similar derivative transactions with one or more counterparties with respect to the securities of the Issuer, which transactions may be significant in amount. The return on such contracts may be wholly or partially dependent on the market value of the Shares, the relative value of Shares in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which Shares may be included, or a combination of any of the foregoing. The Reporting Persons currently have additional long economic exposure to 1,019,100 Shares through such contracts. These contracts do not and will not give the Reporting Persons direct or indirect voting, investment or dispositive control over the securities of the Issuer to which these transactions relate (although the Reporting Persons do have the right to request, but not insist, that the contracts be terminated prior to the scheduled termination dates thereof) and, accordingly, the Reporting Persons disclaim any beneficial ownership in any securities held or which may be acquired by the counterparties to such arrangements.

                                    SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 31, 2007


HIGH RIVER LIMITED PARTNERSHIP
  By:  Hopper Investments LLC, general partner
    By:  Barberry Corp., sole member

      By:  /s/ Edward E. Mattner
           ---------------------
           Name:  Edward E. Mattner
           Title: Authorized Signatory


HOPPER INVESTMENTS LLC
  By: Barberry Corp., sole member

      By:  /s/ Edward E. Mattner
           ---------------------
           Name:  Edward E. Mattner
           Title: Authorized Signatory

KOALA HOLDING LIMITED PARTNERSHIP
  By:  Koala Holding GP Corp., general partner

    By:  /s/ Edward E. Mattner
         ---------------------
         Name:  Edward E. Mattner
         Title: Authorized Signatory


KOALA HOLDING GP CORP.

  By:  /s/ Edward E. Mattner
       ---------------------
       Name:  Edward E. Mattner
       Title: Authorized Signatory


BARBERRY CORP.

  By:  /s/ Edward E. Mattner
       ---------------------
       Name:  Edward E. Mattner
       Title: Authorized Signatory


ICAHN PARTNERS MASTER FUND LP

  By:  /s/ Edward E. Mattner
       ---------------------
       Name:  Edward E. Mattner
       Title: Authorized Signatory

ICAHN OFFSHORE LP

  By:  /s/ Edward E. Mattner
       ---------------------
       Name:  Edward E. Mattner
       Title: Authorized Signatory


CCI OFFSHORE CORP.

  By:  /s/ Keith A. Meister
       --------------------
       Name: Keith A. Meister
       Title: Vice President


ICAHN PARTNERS LP

  By:  /s/ Edward E. Mattner
       ---------------------
       Name:  Edward E. Mattner
       Title: Authorized Signatory


ICAHN ONSHORE LP

  By:  /s/ Edward E. Mattner
       ---------------------
       Name:  Edward E. Mattner
       Title: Authorized Signatory


CCI ONSHORE CORP.

  By:  /s/ Keith A. Meister
       --------------------
       Name:  Keith A. Meister
       Title: Vice President


AREP CAR HOLDINGS CORP.

  By:  /s/ Andrew Skobe
       ----------------
       Name:  Andrew Skobe
       Title: Chief Financial Officer


AMERICAN REAL ESTATE HOLDINGS LIMITED PARTNERSHIP
  By:  American Property Investors, Inc., general partner

    By:  /s/ Andrew Skobe
         ----------------
         Name:  Andrew Skobe
         Title: Chief Financial Officer


AMERICAN PROPERTY INVESTORS, INC.

  By:  /s/ Andrew Skobe
       ----------------
       Name:  Andrew Skobe
       Title: Chief Financial Officer

BECKTON CORP.

  By:  /s/ Edward E. Mattner
       ---------------------
       Name:  Edward E. Mattner
       Title: Authorized Signatory


/s/ Carl C. Icahn
-----------------
CARL C. ICAHN







          [Signature Page of Amendment #6 to Schedule 13D - Lear Corp.]